New Diabetes Compound AVE0010

Showed Clear Dose Response Results

With Once-A-Day Injection in Phase IIb

Study

- Results Presented at the ADA’s Annual Scientific Sessions -

Paris, France, June 7, 2008 - Sanofi-aventis announced today that the results of the dose-finding study for its new injectable diabetes compound AVE0010, a GLP-1 agonist, were presented at the American Diabetes Association’s (ADA) 68th Annual Scientific Sessions meeting in San Francisco, California.

The study found that AVE0010 was well tolerated and significantly improved glycemic control versus placebo in type 2 diabetes patients inadequately controlled with metformin alone. The once daily regimen demonstrated a clear dose response with a similar HbA1c reduction to twice daily regimen. AVE0010 was also found to be associated with weight loss and reductions in postprandial glucose.

“The results of the once daily AVE0010 regimen are very promising and this new GLP-1 agonist has a potential to become an important addition to the treatment armamentarium for type 2 diabetes,” said Robert Ratner, from the MedStar Research Institute Washington DC, Principal Investigator of the dose-finding study.

About the Study

The dose-finding study involved 542 type 2 diabetes patients inadequately controlled on metformin monotherapy (1.6-1.9 g/day). In this double-blind study, patients were randomized to receive for 13 weeks, either AVE0010 subcutaneously at the doses of 5, 10, 20 and 30 µg once daily or twice daily, or placebo. The primary endpoint was change in HbA1c from baseline. Secondary endpoints included weight change and 2-hour post-prandial plasma glucose (PPG).

Baseline characteristics were similar among groups in terms of mean age (56 ±9 years), diabetes duration (6.6 ±5 years), HbA1c (7.5 ±0.6%) and Body Mass Index (31.9 ±4 kg/m2). Despite mildly elevated baseline HbA1c, the results of the study demonstrated a highly statistically significant dose response with a net decrease in mean HbA1c from baseline subtracted from placebo from -0.28 to -0.57% for once daily dosing and from -0.47 to -0.69% for twice daily dosing.

At the conclusion of the study, the percentages of patients with HbA1c <7% ranged from 47 to 69% for once daily dosing and from 51 to 77% for twice daily dosing compared to 32% for placebo.

AVE0010 was also associated with weight decreases ranging from –2 to –3.5 kg (5 and 30 µg once daily) and from –2.1 to –3.9 kg (5 and 30 µg twice daily) versus –1.9 kg with placebo. Decreases in mean 2-hour PPG ranged from –36 to –83 mg/dL in the AVE0010 groups versus –8 mg/dL with placebo.

In addition, few patients discontinued treatment due to adverse events (1.8-11.1% with once daily versus 1.8% with placebo).

Adverse events included transient dose-dependent nausea (from 7.3 to 33.3% with 5 µg once daily and 30 µg twice daily, respectively versus 4.6% with placebo). No cases of severe hypoglycemia were reported.

The Phase III clinical trial program for AVE0010 started in May 2008 and is planned to involve more than 3,800 patients.

About sanofi-aventis Research & Development in Diabetes

Building on our expertise and experience that resulted in a comprehensive set of innovative therapeutic solutions including Lantus® (insulin glargine [rDNA origin]) and Apidra® (insulin glulisine [rDNA origin]), our commitment to the treatment of diabetes leads us to constantly pioneer in this field. Today, together with academic institutions and healthcare professionals, sanofi aventis is a major contributor in the effort to reduce the burden of diabetes.

The compounds in the sanofi-aventis portfolio target all stages of the disease, as well as diabetes risk factors, while at the same time offering relevant solutions for the co-morbidities associated with diabetes, in particular overweight.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

Forward-looking statements sanofi-aventis

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Contacts:

Sylvie Gabriel, R&D Communications

Tel : +33 6 07 95 91 52

sylvie.gabriel@sanofi-aventis.com